FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____X______ Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes __________ No ____X____

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated September 9, 2005.

VIDÉOTRON LTÉE SETTLES TERMS OF

US$175 MILLION OF SENIOR UNSECURED NOTES

Montréal, September 9, 2005 — Vidéotron Ltée, a wholly-owned subsidiary of Quebecor Media Inc., announced today that it has priced its previously announced private placement of Senior Notes. The offering will consist of US$175 million aggregate principal amount of unsecured 6 3/8% Senior Notes due December 15, 2015. The Senior Notes will be sold at a small discount to their face value to yield 6.444%. The net proceeds of the offering of the Senior Notes will be used to repay all of the outstanding indebtedness under Vidéotron’s secured revolving credit facility, to pay a dividend to Quebecor Media, and the balance, if any, will be applied to general corporate purposes.

These new Senior Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or the U.S. Securities Act, and may not be offered or sold within the United States except pursuant to a registration statement or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

Vidéotron ltée (www.videotron.com), a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services and residential telephone service. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. Vidéotron serves 1,459,000 cable television customers in Québec; including over 411,000 illico customers as of August 31, 2005. Vidéotron is also the Québec leader in high-speed Internet access, with 591,000 customers to its cable modem and dial-up services. Vidéotron provides residential telephone service to more than 75,000 customers in Montréal, Québec City, Laval and Montréal South Shore.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. Office: (514) 380-1947 Portable: (514) 886-7665 lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
_______________________________________________
By: Claudine Tremblay
Senior Director, Corporate Secretariat

Date: September 12, 2005